OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TD Banknorth Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87235A 10 1

(CUSIP Number)

Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87235A 10 1			Page 2 of 6

1.	Name of Reporting Person: The Toronto-Dominion Bank		I.R.S. Identification Nos. of above persons (entities only): 13-5640479

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 96,105,364

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 96,105,364

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 96,105,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 55.4%

14.	Type of Reporting Person (See Instructions): BK

2

Item 1. Security and Issuer

     This Amendment No. 3 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005 and Amendment No. 2 thereto filed on March 28, 2005 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.

Item 3. Source and Amount of Funds or Other Consideration

     The total consideration to be paid by TD in connection with the purchase of the Issuer Common Stock described below is estimated to be approximately $941 million. All of the funds for the consideration are to be provided from TD’s working capital.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     On July 11, 2005, the Issuer, Hudson United Bancorp (“Hudson United”) and, solely with respect to Article X of the Merger Agreement (as defined below), TD entered into an Agreement and Plan of Merger (the “Merger Agreement”), which sets forth the terms and conditions pursuant to which Hudson United will be merged with and into the Issuer (the “Merger”).

     Pursuant to the terms of the Merger Agreement, TD has agreed to purchase approximately 29.6 million shares of Issuer Common Stock at a price of $31.79 per share in order to finance the cash portion of the consideration payable in the Merger to shareholders of Hudson United.

     Consummation of the Merger is subject to a number of customary conditions, including, but not limited to (i) the approval of the Merger Agreement by the shareholders of Hudson United and the Issuer and (ii) the receipt of requisite regulatory approvals of the Merger, the proposed merger of Hudson United’s banking subsidiary, Hudson United Bank, with and into the Issuer’s banking subsidiary, TD Banknorth, N.A., immediately following consummation of the Merger and the purchase of the Issuer Common Stock by TD.

     Under the terms of the Merger Agreement, TD, in its capacity as the holder of a majority of the outstanding shares of Issuer Common Stock, has agreed to vote the shares of Issuer Common Stock held by it as of the record date for the shareholders meeting of the Issuer for approval and adoption of the Merger Agreement and any additional proposals put forth by the Issuer at its shareholders meeting relating to and consistent with the Merger Agreement and the transactions contemplated thereby required by applicable law, regulation or listing requirement.

     The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement attached hereto as Exhibit 1.

     This Amendment No. 3 to this Statement also reflects a downward adjustment of 661 shares to the number of shares of Issuer Common Stock owned by TD from that reported on Amendment No. 2 to this Statement. The number of outstanding shares of Issuer Common Stock on which the issuance of shares to TD on March 1, 2005 was based (in connection with the closing of the acquisition by TD of 51% of the Issuer) should not have included 1,297 shares of common stock of Banknorth Group, Inc., the predecessor to the Issuer, that the Issuer subsequently determined were not outstanding as of March 1, 2005.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

     (a) (i) As of July 14, 2005, TD was the beneficial owner of 96,105,364 shares of Issuer Common Stock, representing 55.4% of the outstanding Issuer Common Stock.

               (ii) Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, none of the individuals listed on Schedule I beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 819,721 shares of Issuer Common Stock, representing less than 1% of the outstanding Issuer Common Stock. This number includes 37,081 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer’s 401(k) Plan and Proft Sharing Employee Stock Ownership Plan and options to purchase 763,630 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof. Each of Mr. Bennett and Mr. Prezzano beneficially own 4,335 shares of Issuer Common Stock, which number includes, in each case, options to purchase 2,000 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof.

     (b) (i) TD maintains the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Issuer Common Stock described in paragraph (a)(i) above.

               (ii) Each of Mr. Ryan, Mr. Bennett and Mr. Prezzano maintains the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Issuer Common Stock owned by such individual described in paragraph (a)(ii) above, subject, in the case of Mr. Ryan, to limitations imposed by the Employment Agreement (as defined in Item 6).

     (c) Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, neither TD nor, to the best of TD’s knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock. On May 24, 2005, each of Mr. Bennett and Mr. Prezzano were granted options to purchase 2,000 shares of Issuer Common Stock at an exercise price of $30.60 per share of Issuer Common Stock pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof. Mr. Bennett and Mr. Prezzano were also each granted 2,000 shares of restricted Issuer Common Stock on May 24, 2005. On July 1, 2005, each of Mr. Bennett and Mr. Prezzano were granted an additional 335 shares of restricted Issuer Common Stock. Mr. Ryan has made the following purchases of Issuer Common Stock under the Issuer's 401(K) Plan and Profit Sharing Employee Stock Ownership Plan in the past 60 days: 143.248 shares at $30.85 per share on May 27, 2005; 82.321 shares at $30.54 per share on June 7, 2005; 12.002 shares at $30.10 per share on June 13, 2005; 2.331 shares at $30.33 per share on June 17, 2005; 0.072 shares at $29.58 per share on June 30, 2005; and 0.084 shares at $29.76 per share on July 7, 2005.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

     The information set forth in Item 4 hereto is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     1. Agreement and Plan of Merger, dated July 11, 2005, among Hudson United, the Issuer and TD (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Issuer on July 14, 2005).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK

By:	/s/ Christopher A. Montague

Name:	Christopher A. Montague, Esq.
Title:	Executive Vice President and General Counsel

Dated: July 18, 2005